SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

PORTUGAL TELECOM, SGPS, S.A.

(Name of Subject Company)

PORTUGAL TELECOM, SGPS, S.A.

(Name of Person(s) Filing Statement)

Ordinary shares, nominal value €1 each

American Depositary Shares, each representing one ordinary share, nominal value €1 per share

(Title of Class of Securities)

Ordinary Shares (ISIN: PTPTC0AM0009)

American Depositary Shares (CUSIP: 737273102)

(CUSIP Number of Class of Securities)

Nuno Prego

Investor Relations Director

Portugal Telecom, SGPS, S.A.

Av. Fontes Pereira de Melo, 40

1069-300 Lisboa

Portugal

+351 21 500 1701

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

TABLE OF CONTENTS

1.	Press Release of PT Multimedia, a subsidiary of Portugal Telecom, SGPS, S.A., dated February 8, 2006.

IMPORTANT NOTICE

The attached communication has been made public by a subsidiary of Portugal Telecom, SGPS, S.A. (the “Company”). Investors are urged to read the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC’s website at www.sec.gov and at the Company’s principal executive offices in Lisbon, Portugal.

These materials may contain forward-looking statements based on management’s current expectations or beliefs. These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions. These statements reflect our current expectations. In light of the many risks and uncertainties surrounding the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

RELEASE

Multimedia

Board of Directors informs on public tender offer

Lisbon, Portugal, 8 February 2006 – The Board of Directors met today to review the terms of the preliminary tender offer announcement, which was unsolicited and hence hostile, over PT Multimedia (PTM).

Following the information on the preliminary announcement, PTM’s Board considers that the offer:

>	does not outline a strategy or long term vision for PTM;

>	implies a high degree of uncertainty as it is conditional upon the success of the offer for Portugal Telecom shares. Additionally, there may be eventual anti-trust and regulatory restrictions with significant impact on both PTM and its shareholders;

>	limits, or seeks to limit, PTM’s management flexibility, well in excess of what is determined under Portuguese law, in a highly competitive and dynamic sector, which demands a high level of investment.

The Board of Directors is of the opinion that the value of PTM is considerably higher than that of the offer price, which was below the share price at the time of announcement, and will inform the company’s shareholders of its response once a formal offer document has been posted. In the meantime, shareholders are strongly advised to wait for the Board’s recommendations to be issued in due course.

Contacts:	Luís Pacheco de Melo, Chief Financial Officer lmelo@pt-multimedia.pt Tel.: +351.21.7824725 Fax: +351.21.7824735

Except for historic information contained herein, this press release contains certain forward looking statements which involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these statements. These risks and uncertainties include, among others, the continued use by subscribers of PT Multimedia’s services, technological changes and competition, as well as other factors detailed from time to time in PT Multimedia’s filings with the Portuguese Securities and Exchange Commission.

Investors in PTM’s parent company, Portugal Telecom, SGPS, S.A. (“PT”), are urged to read PT’s Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by PT with the U.S. Securities and Exchange Commission (the “SEC”), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by PT with the SEC are available without charge from the SEC’s website at www.sec.gov and at PT’s principal executive offices in Lisbon, Portugal.

PT Multimedia is listed on the Euronext Stock Exchange. Information may be accessed on the Reuters under the symbol PTMN.IN and on Bloomberg under the symbol PTM PL.